November 2, 2010

The Finance Company of Pennsylvania
400 Market Street, Suite 425
Philadelphia, PA 19106-3406
Attn: Charles E. Mather III, President

Re:  The Finance Company of Pennsylvania

Dear Mr. Mather:
NOTICE OF ASSIGNMENT
PFPC Trust Company (“PFPC Trust”) and Customer are parties to a Custodian Services Agreement dated December 18, 2000 (the “Agreement”). Pursuant to Section 20 of the Agreement, PFPC Trust hereby provides 30 days’ written notice to Customer that PFPC Trust intends to assign the Agreement (including assignment of PFPC Trust’s rights and delegation of PFPC Trust’s duties with respect thereto) to PFPC Trust’s affiliate, The Bank of New York Mellon, effective December 6, 2010.
Very truly yours,
PFPC TRUST COMPANY

By:
8800 Tinicum Boulevard, Fourth Floor, Philadelphia, PA 19153